SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement of Camelot Information Systems Inc. (the “Registrant”) stating its policy on unusual market activity, made by the Registrant on January 10, 2011.

CAMELOT STATES THAT ITS POLICY IS NOT TO COMMENT ON UNUSUAL MARKET ACTIVITY

BEIJING – January 10, 2011 – Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, announced today that in view of the unusual market activity with respect to high trading volume and the significant rise in the price of common stock of Camelot on Friday, January 7, 2011, the New York Stock Exchange contacted the Company in accordance with its usual practice. Camelot stated that its policy is not to comment on unusual market activity.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. For more information about Camelot Information Systems Inc., please visit www.camelotchina.com

Contacts:

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 5810 0808 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +86 10 5810 0870 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Kelly Gawlik Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: January 10, 2011